UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): June 2, 2020

VectoIQ Acquisition Corp.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-38495	82-4151153
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification Number)

1354 Flagler Drive
Mamaroneck, NY	10543
(Address of principal executive offices)	(Zip code)

(646) 475-8506
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2).

Emerging growth company      ☑

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.       ☐

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001	VTIQ	The Nasdaq Stock Market LLC
Warrants to purchase one share of Common Stock	VTIQW	The Nasdaq Stock Market LLC
Units, each consisting of one share of Common Stock and one Warrant	VTIQU	The Nasdaq Stock Market LLC

Item 5.07.	Submission of Matters to a Vote of Security Holders.

On June 2, 2020, VectoIQ Acquisition Corp. (the “Company”) held a special meeting in lieu of the 2020 annual meeting of stockholders (the “Special Meeting”) in connection with the proposed business combination (the “Business Combination”) of the Company and Nikola Corporation (“Nikola”), as described in the proxy statement, prospectus and information statement filed by the Company with the SEC on May 8, 2020 and incorporated herein by reference (the “Proxy Statement”). Present at the Special Meeting were holders of 19,464,559 shares of the Company’s common stock (the “Common Stock”) in person or by proxy, representing 65.67% of the voting power of the Common Stock as of May 8, 2020, the record date for the Special Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date, there were 29,640,000 shares of Common Stock issued and outstanding.

At the Special Meeting, the Company’s stockholders approved the Business Combination Proposal, the Amendments to VectoIQ’s Certificate of Incorporation Proposal (including each of the sub-proposals), the election of each director nominee pursuant to the Election of Directors Proposal, the Stock Incentive Plan Proposal, the Nasdaq Proposal, and the Employee Stock Purchase Plan Proposal, in each case as defined and described in greater detail in the Proxy Statement.

The approval of the Business Combination Proposal and the Amendments to VectoIQ’s Certificate of Incorporation Proposal required the affirmative vote of the holders of a majority of all then outstanding shares of the Common Stock entitled to vote thereon at the Special Meeting. The approval of the Stock Incentive Plan Proposal, the Nasdaq Proposal and the Employee Stock Purchase Plan Proposal required the affirmative vote of the holders of a majority of the shares of the Common Stock that were voted at the Special Meeting. The approval of the election of each director nominee pursuant to the Election of Directors Proposal required the affirmative vote of the holders of a plurality of the outstanding shares of the Common Stock entitled to vote and actually cast thereon at the Special Meeting. The Adjournment Proposal, as defined and described in greater detail in the Proxy Statement, was not presented to the Company’s stockholders as the Business Combination Proposal, the Amendments to VectoIQ’s Certificate of Incorporation Proposal, the election of each director nominee pursuant to the Election of Directors Proposal, the Stock Incentive Plan Proposal, the Nasdaq Proposal, and the Employee Stock Purchase Plan Proposal each received a sufficient number of votes for approval.

Set forth below are the final voting results for the Business Combination Proposal, the Amendments to VectoIQ’s Certificate of Incorporation Proposal, the election of each director nominee pursuant to the Election of Directors Proposal, the Stock Incentive Plan Proposal, the Nasdaq Proposal, and the Employee Stock Purchase Plan Proposal:

Business Combination Proposal

The Business Combination Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
19,458,433	1,320	4,806

Amendments to VectoIQ’s Certificate of Incorporation Proposal

The Amendments to VectoIQ’s Certificate of Incorporation Proposal was approved. The voting results of the shares of the Common Stock for each of the sub-proposals were as follows:

(a)	To change the Company’s name to “Nikola Corporation”:

For	Against	Abstentions
19,460,569	1,874	2,116

(b)	To increase the number of authorized shares of the Common Stock to 600,000,000 shares and the number of authorized shares of the Company’s preferred stock to 150,000,000 shares:

For	Against	Abstentions
19,132,681	271,115	60,763

(c)	To approve the choice of forum provisions:

For	Against	Abstentions
19,430,436	3,399	30,724

(d)	To include supermajority voting provisions:

For	Against	Abstentions
15,573,634	3,831,824	59,101

(e)	To remove the provision renouncing the corporate opportunity doctrine:

For	Against	Abstentions
19,206,472	184,926	73,161

(f)	To revise the classification of the Company’s board of directors from two classes with each of the successors to be elected for a two-year term to three classes with each of the successors to be elected for a three-year term:

For	Against	Abstentions
15,436,941	3,965,830	61,788

(g)	To approve all other changes to Company’s Amended and Restated Certificate of Incorporation, including, without limitation, the elimination of certain provisions related to the Company’s initial business combination that will no longer be relevant following the closing of the Business Combination:

For	Against	Abstentions
19,435,610	7,289	21,660

Election of Directors Proposal

The election of each director nominee pursuant to the Election of Directors Proposal was approved. The voting results of the shares of the Common Stock for the director nominees were as follows:

Trevor R. Milton

For	Withheld
19,423,559	41,000

Mark A. Russell

For	Withheld
18,810,204	654,355

Stephen J. Girsky

For	Withheld
19,280,465	184,094

Sooyean Jin (a.k.a. Sophia Jin)

For	Withheld
19,418,029	46,530

Michael L. Mansuetti

For	Withheld
18,809,866	654,693

Gerrit A. Marx

For	Withheld
18,673,548	791,011

Lonnie R. Stalsberg

For	Withheld
18,808,079	656,480

DeWitt C. Thompson V

For	Withheld
18,807,860	656,699

Jeffrey W. Ubben

For	Withheld
18,592,956	871,603

Stock Incentive Plan Proposal

The Stock Incentive Plan Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
14,888,862	4,535,127	40,570

Nasdaq Proposal

The Nasdaq Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
19,403,706	31,634	29,219

Employee Stock Purchase Plan Proposal

The Employee Stock Purchase Plan Proposal was approved. The voting results of the shares of the Common Stock were as follows:

For	Against	Abstentions
19,376,429	61,816	26,314

Item 7.01.	Regulation FD Disclosure.

The Company and Nikola expect the Business Combination and related transactions (the “Proposed Transactions”) to close on June 3, 2020. On June 4, 2020, the combined company’s Common Stock and Warrants are expected to commence trading on the Nasdaq Global Select Market under the new ticker symbols “NKLA” and “NKLAW,” respectively.

Important Information and Where to Find It

In connection with the Proposed Transactions, the Company has filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes the Proxy Statement, a prospectus relating to the offer of the securities to be issued to Nikola’s stockholders in connection with the Proposed Transactions, and an information statement to Nikola’s stockholders regarding the Proposed Transactions. Investors and security holders and other interested parties are urged to read the Proxy Statement, and any amendments thereto and any other documents filed with the SEC when they become available, carefully and in their entirety because they contain important information about the Company, Nikola and the Proposed Transactions. Investors and security holders may obtain free copies of the Proxy Statement and other documents filed with the SEC by the Company through the website maintained by the SEC at http://www.sec.gov, or by directing a request to: VectoIQ Acquisition Corp., 1354 Flagler Drive, Mamaroneck, NY 10543.

Participants in the Solicitation

The Company and Nikola and their respective directors and certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of the Company and Nikola is set forth in the Registration Statement. Stockholders, potential investors and other interested persons should read the Registration Statement carefully before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This Current Report on Form 8-K includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the Company’s and Nikola’s ability to consummate the Proposed Transactions; the expected timing of completion of the Proposed Transactions and the timing of the expected commencement of the trading of the combined company’s Common Stock and Warrants on the Nasdaq Global Select Market. These statements are based on various assumptions and on the current expectations of Nikola’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Nikola and the Company. These forward looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the potential effects of COVID-19; the potential effects of domestic civil unrest and the potential closure of government offices, the inability of the parties to successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, and those factors discussed in the Proxy Statement under the heading “Risk Factors,” and other documents of the Company filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Nikola nor the Company presently do not know or that Nikola and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Nikola’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. Nikola and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Nikola and the Company may elect to update these forward-looking statements at some point in the future, Nikola and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Nikola’s or the Company’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Item 8.01.	Other Events.

The disclosure set forth above in Item 7.01 of this Current Report on Form 8-K is incorporated by reference herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VECTOIQ ACQUISITION CORP.

By:	/s/ Stephen Girsky
Name:	Stephen Girsky
Title:	President and Chief Executive Officer

Date:	June 2, 2020